COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

March 14, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Columbia Funds Series Trust I	Post-Effective Amendment No. 313 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission on February 28, 2018 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Trust or the Registrant) on behalf of its Columbia Adaptive Retirement 2025 Fund, Columbia Adaptive Retirement 2035 Fund, Columbia Adaptive Retirement 2045 Fund and Columbia Adaptive Retirement 2055 Fund series (the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	In the Summary of the Fund - Fees and Expenses of the Fund section, if the share classes included are clean shares please also add, if applicable, that “shares of the Funds are available in other share classes that have different fees and expenses.”

Response:	The suggested language is not applicable to the share classes to be offered by the Funds.

Comment 2:	If these are clean shares and there are no classes shown with sales load, delete the following disclosure:

You may qualify for sales charge discounts if you and members of your immediate family invest, or agree to invest in the future, at least $50,000 in certain classes of shares of eligible funds distributed by Columbia Management Investment Distributors, Inc. (the Distributor). More information about these and other sales charge discounts and waivers is available from your financial intermediary, and can be found in the Choosing a Share Class section beginning on page 81 of the Fund’s prospectus, in Appendix A to the prospectus beginning on page A-1 and in Appendix S to the Statement of Additional Information (SAI) under Sales Charge Waivers beginning on page S-1.

Response:	The language will be removed.

Comment 3:	Please explain supplementally to the Staff the basis for merging a Columbia Adaptive Retirement Fund without shareholder approval.

Response:	Once a Columbia Adaptive Retirement Fund is beyond its Landing Point, the Board of Trustees may approve combining the Fund with another Columbia Adaptive Retirement Fund that has also reached its Landing Point. At that time, the investments of both Funds should be substantially identical. Any such merger would be pursuant to Rule 17a-8 under the Investment Company Act of 1940, as amended, and could be effected without shareholder approval, provided the conditions of Rule 17a-8(a)(3)(i) –(iv) are satisfied.

Comment 4:	Certain of the disclosure contained in the More Information About the Funds – Principal Investment Strategies section for each of the Columbia Adaptive Retirement Funds is virtually identical to the summary section. Please revise consistent with the layered disclosure approach called for by Item 9. See IMGU 2014-08.

Response:	After careful consideration, the Funds have determined to leave the disclosure in the More Information section and Summary section as is, as the Funds believe that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 5:	Please specify which classes are being referred to in this sentence in the Choosing a Share Class – Summary of Share Class Features section: “An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge (CDSC), or other asset-based fee for sales or distribution, such as Rule 12b-1 fee, may be required to pay a commission to the broker/financial intermediary for effecting such transactions.”

Response:	The above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, we do not intend to modify the disclosure.

Comment 6:	Please revise the following disclosure from the Choosing a Share Class – Summary of Share Class Features section to carve out sales loads. The Fund is responsible for setting variations to sales loads per Rule 22d-1 and for the implementation. A Fund cannot disclaim responsibility. Please also see the related comment in Appendix A.

The Fund, the Investment Manager and the Distributor do not establish financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you in this regard. Please consult your financial intermediary with respect to any sales charge reduction and/or waiver described in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility. In no way does the Fund, the Investment Manager or the Distributor “establish” or determine financial intermediary-specific shareholder policies; policies applicable to a particular financial intermediary are, in fact, determined by that financial intermediary, and the Registrant makes the intermediary’s policy – as provided by such financial intermediary – available within the registration statement.

Comment 7:	Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section. The Fund cannot disclaim responsibility. The Fund is ultimately responsible for whether the sales discounts/waivers are received. However, the Fund can add language referring shareholders to the intermediary for help with understanding the waivers.

The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

Response:	Please see Response to Comment 6.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

Comment 8:	Please include an auditor’s consent for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933. Alternatively, delete the statement that financials are incorporated by reference for funds not covered by this registration statement.

Response:	Although PricewaterhouseCoopers is listed as the Funds’ independent registered public accounting firm in the Statement of Additional Information, the Funds are new and have not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

Comment 9:	In the Fundamental Policies section with respect to concentration policy (D7), please clarify that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated for concentration purposes.

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Comment 10:	In the footnote “*” associated to the concentration category in the Fundamental Policies section, change the terms “concentration policies” in the second sentence to “investments”:

For purposes of applying the limitation set forth in its concentration policy, above, a Fund will generally use the industry classifications provided by the Global Industry Classification System (GICS) for classification of issuers of equity securities and the classifications provided by the Barclays Capital Aggregate Bond Index for classification of issues of fixed-income securities. To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests, the Fund will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by them. A Fund does not consider futures or swaps clearinghouses or securities clearinghouses, where the Fund has exposure to such clearinghouses in the course of making investments in futures and securities, to be part of any industry.

Response:	We have considered the comment and determined to not make the requested change. As noted in the Funds’ concentration policy, Fund assets may be invested in the securities of one or more investment companies or subsidiaries to the extent permitted by the Investment Company Act of 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, notwithstanding the concentration limitation. The portion of the footnote addressed in the comment applies to fundamental policies of other series of Columbia Funds Series Trust I.

PART C COMMENTS:

Comment 11.	For Exhibit (j), please include a consent from the auditors as an exhibit to this filing.

Response:	Please see response to Comment 8.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Chief Legal Officer, Secretary and Senior Vice President
Columbia Funds Series Trust I

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